UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Stephen Gillette
Renaud Bonnet	Daniel Mitz
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 22, 2008, Wavecom (the “Company” or “Wavecom”) held a conference call and made the recording of the conference call available for replay on October 23, 2008. The following is a transcript of that call.

On October 23, 2008, the following news articles appeared in French in Les Echos, La Tribune and AGEFI, respectively. The English translations of these articles are provided for information purposes only.

This transcript of the conference call contains forward-looking statements that relate to the Company’s plans, objectives, estimates and goals. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements. The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, nascent vertical markets, a long sales cycle, the uncertain rate of development of the M2M market for wireless communications, success of the Company’s new services line, technological changes, vertical integration by other market participants, failure to protect the Company’s intellectual property, possible quality issues on the Company’s products, dependence on third parties, in particular its manufacturing partner and other third party suppliers, currency rate fluctuations and other risks associated with managing growth or associated with the Company’s global operations. These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the U.S. Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

Wavecom

Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

Wavecom

Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wednesday 22nd October 2008

14h30 CET

Operator:	Please stand by, this is Premiere Global Services, we are about to begin. Good day ladies and gentlemen and welcome to today’s Third Quarter 2008 Financial Results Conference Call. For your information this conference is being recorded. At this time I would like to hand the call over to your host today, Miss Lisa Ann Sanders. Please go ahead.

Lisa Ann Sanders:	Thank you Elaine and thank you for participating in Wavecom’s Third Quarter 2008 Financial Results Conference Call. Before we begin I’d like to remind everyone that the statements made in this conference call other than those concerning historical information should be considered forward-looking that relate to the company’s future business. The company’s business is subject to numerous risks and uncertainties including nascent vertical markets; a long sales cycle; the uncertain rate of development of the M2M market for wireless communication; the success of the company’s new service offer and possible quality issues on the company’s products. These and other risks and uncertainties are described in more detail in the company’s most recent filings with the US Securities and Exchange Commission and the AMF French stock market authority. The company’s results could differ materially from those implied in the forward-looking statements in this conference call.

Wavecom

Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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Presenting on the call today will be Ron Black, Wavecom’s CEO; Chantal Bourgeat, Wavecom’s CFO will also be available for questions as will Michel Alard, Wavecom’s Chairman. I’d like to now pass the call over to Ron Black.

Ron Black:	Thank you Lisa and thanks to everyone for joining the call. Today we will use a different format for the call than we have in the past to allow more time for questions and also specifically address the Gemalto hostile offer. Specifically I will briefly review the third quarter financials and then transition to a short, formal script that will hopefully explain two things: first, why Gemalto has launched a hostile offer, a very unusual tactic even in these unusual times; and second why our board has unanimously rejected the offer as failing to deliver sufficient value to merit support paraphrasing Mr. Anthony Maher, the chairman of our board’s M&A department and independent director.

Now to the third quarter financials. Our total revenues in the third quarter were €28.9 million, a decrease year on year and quarter on quarter. We are clearly disappointed with our top line results that were impacted by the global economic slowdown in Europe and the US as Asia actually increased incrementally quarter on quarter. In terms of segments we saw particularly steep reductions in our automotive and alarm system customers who suffered from declining sales and inventories. Our auto sales decline correlates with the much reported decline in automotive sales. Our alarm sales correlate with the decline in the US real estate market. In fact year on year these two segments together represented a decrease in revenue of approximately €32 million for the first nine months. Foreign exchange and price declines contributed a further decline of €19 million for the same nine month period. It is important to note that these significant reductions were not share loss to competitors, simply demand reduction by our significant customers. Additionally given that almost 40% of our business is related to automotive both first mount and after market, the decrease in this segment was particularly acute.

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Wed 22 Oct 2008

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On a positive note sales from our new products such as the wireless microprocessor actually increased year on year contributing approximately €9 million for the first nine months and our backlog increased incrementally quarter on quarter to €32 million. Also positive is the fact that our product gross margins remain strong despite the price declines being 50.8% of revenue, a percentage we believe is still the highest in the industry.

Turning to profitability, given the decline in revenue we experienced a net loss of €4.1 million compared to a net profit in both Q2 2008 and Q3 2007. As discussed on the last couple of conference calls we have an opportunity to significantly lower costs as we finalise the Sony Ericsson roadmap convergence by converting the previously outsourced software to Wavecom software. Fortunately this transition is complete and we have initiated the cost reduction targeting future per annum savings somewhere between €12 million and €16 million.

Turning now to the future and the core reason our board has rejected the Gemalto hostile offer. We believe that in the mid-term the machine-to-machine market and Wavecom’s unique position in this space are very attractive. For instance while the automotive segment is clearly going through a cyclical downturn we have the previously discussed significant design wins, one a large Asian car company and the other a large European car company which represent significant upside starting in 2009 for the Asian and likely 2010 for the European. Additionally we have launched and are now sampling to over 50 customers our Q52 Omni product, the world’s first combination satellite, cellular and GPS communication subsystem designed to provide unprecedented price performance for track and trace applications. So despite the current difficult economic environment, all in all we have significant upside with many strong customer projects in production and new design wins. To give you a feeling for this pipeline we have 289 current projects in production, 291 new customer design ins and wins, and 280 additional promising new business opportunities with customers. Furthermore we have the previously mentioned strong gross margins, the ability to substantially lower costs and a strong cash position to weather any

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Wed 22 Oct 2008

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storm without being acquired and of course we also have the ability to acquire other assets and we continue to investigate many options.

Turning to the Gemalto hostile offer it is not apparent why a smartcard provider would want an M2M module maker and it is even more unclear why one would launch a hostile takeover even in these depressed market conditions. One reason as clearly stated by Gemalto is the future growth of the M2M market and Wavecom’s significant position but there is more. Gemalto is a very good company and one of our partners for SIM cards along with Gemalto’s competitors too of course. Compared with their competitors however they are much more dependent on the telecom market that is providing SIM cards for mobile phones, so succeeding in this market is absolutely critical for them. Now it has been well documented by various industry analysts that know the SIM market better than we that SIMs are commoditising. The volume growth rate has declined from over 30% to less than 10% and who knows next year given the recent negative trends. Additionally Gemalto’s share has declined from something like 55% prior to the Gemplus-Axalto merger to something like 37% today depending on what analyst’s report you read. Given this situation it is important for them to win the next generation telecom business and the next generation of telecom is machine-to-machine, that is M2M is strategic.

Now let’s switch back to the products for a minute. One of the things that we have discussed in the past is inSIM, our embedded SIM product whereby we integrate a SIM chip directly into our module to make it more reliable. Remember SIM cards are designed for consumer products like mobile phones, not necessarily industrial and automotive products. Consequently within in SIM we have less logistic glitches and it’s easier to use. In essence inSIM makes our wireless modules super SIMs with more processing power, more memory and other things and with such a super SIM we’ve come closer to operators, Gemalto’s traditional customer and of course remain close to our traditional enterprise customers, so again our products are very strategic for Gemalto.

Wavecom

Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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Beyond inSIM our acquisition of Anywhere Technologies in February of this year has provided us with what we believe to be the best hosted service platform in the M2M industry and if you look at the Gemalto strategy services are very strategic and a core way to avoid commoditisation, so again our products are very well aligned, complimentary and strategic. By providing a bit more colour around our current situation, the mid-term opportunities and why Gemalto has taken such an unusual path I hope that I’ve answered the two questions I laid out at the beginning. Let me reassure shareholders that Wavecom is not in any way negative about Gemalto or any other potential acquirer. Again as our board and I have repeatedly said we are always interested in any transaction that benefits shareholders and other stakeholders and we’ll carefully review and consider any serious proposed transaction. From a process standpoint the board will issue a more detailed opinion on Gemalto’s offer together with its formal response in accordance with the AMF and SEC regulations within the designated timeframe.

At this time I would like to open the call to questions.

Operator:	Thank you sir. The question and answer session will be conducted electronically. If you would like to ask a question please press the * or asterisk key followed by the digit 1 on your telephone keypad. Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment. We will take questions in the order received and we will take as many as time permits. If you find that your question has been answered you may remove yourself from the queue by pressing *2. Again please press *1 to ask a question. We will pause for just a moment to allow everyone to signal for questions.

We will take our first question today from Kevin Dede of Morgan Joseph. Please go ahead.

Kevin Dede:	Yes, it’s Kevin Dede, hi Ron.

Ron Black:	Hi Kevin.

Wavecom

Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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Kevin Dede:	Just two quick ones, on the Q52 Omni that you’re talking about, what’s your addressable market there and are any of the 291 design wins that you mentioned related to that product?

Ron Black:	Yes, there are some that are in there. The addressable market in terms of the total volume is hard to estimate, it’s somewhere we think around I think 300,000-500,000 units. This product whilst having a much lower price point than other satellite products is still about $150 so in terms of an ASP and the volume it’s still a very, very nice piece of business.

Kevin Dede:	Ok. Is there any way that you can sort of frame the pipeline vis-à-vis maybe the same position that we were in last quarter or a year ago vis-à-vis the 289 current deals, 291 design wins and 280 new proposed or potential projects just so that…the standalone numbers don’t really help us gauge where you are now.

Ron Black:	I don’t have the previous ones so it’s something we could look at doing. It has significantly increased. I think from a competitive tactic the products that we have introduced, the aggressiveness of our sales force and the let’s call it organisation augmentation we implemented last year where we significantly invested in more application teams has allowed us to target a lot more customers.

Kevin Dede:	So when you say significantly increased Ron do you mean versus…

Ron Black:	30% more, 40% more.

Kevin Dede:	Just from last quarter or a year ago?

Ron Black:	From about six months ago.

Wavecom

Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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Kevin Dede:	Ok.

Ron Black:	Remember Kevin as we’ve discussed before, the design cycles here are relatively long so that’s why we think next year could be good and the year after that very good.

Kevin Dede:	I see, understood. That helps very much. Just one sort of overarching strategic question, in terms of migrating your software I guess to handle your customers’ capability in running their applications, I think the last time I had a nice sit down conversation with you you discussed the opportunity that Wavecom had in working more on the application side and I was wondering if there was any way you can frame how you’re making progress in that direction?

Ron Black:	Yes, I think you’re talking about the IDEs, the integrated development environments. For the non-techies to understand, the way you typically develop these products is you have a PC and you have a development platform, a hardware board and then there’s a piece of software that allows you to write applications, turn off and on features and functions and compile programmes and debug them that’s referred to in the industry as an IDE. We have an IDE, we evolved it last year from a proprietary one to Eclipse based and this year we’re just about to launch our new IDE 2.0. Quite frankly this was one of the reasons we acquired the Anywhere company. They are Eclipse experts, they’re founding members of Eclipse and they have made a significantly improved IDE. We just had some of our best customers and our harshest critics in Toulouse this week to review this and I got extremely positive reports, so I think we’ve made it a lot easier to develop applications. Some of these things have been able to shorten it from months down to days and that’s not all. Next year we’ll be prototyping it later this quarter. Anywhere has an even slicker version of this IDE that will be launched and will probably be available in early first quarter 2009. So we’re going to keep on this treadmill let’s call it of trying to make it easier and easier for customers to develop applications and faster and faster.

Wavecom

Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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Kevin Dede:	Is there any way you can quantify the advantages that given Wavecom in the market how it’s benefited the design win stack for you?

Ron Black:	The improvement of the development environment has allowed customers to significantly reduce the cycle time. When they have had problems by putting these new application engineers in place we’ve been able to shorten the debug. I don’t have a statistical metric on this but it ranges from a couple of days to literally months. So as I could think we had a particular customer in a region, the customer was completely owned by Siemens and within the last nine months we have completely designed out every single platform from Siemens. So it will represent next year somewhere around 70,000 units, so a few million euros and that’s what we’re trying to do systematically.

Kevin Dede:	Very good. Ok Ron, thank you for taking all my questions and congrats on building the pipeline.

Ron Black:	Thank you. It’s a tough business!

Operator:	Thank you. Once again if you would like to ask a question please press *1 on your telephone keypad. We will take our next question from Bart Wyand of Polygon. Please go ahead.

Bart Wyand:	Hi Ron, how are you?

Ron Black:	Good Bart.

Bart Wyand:	As you know I’m just a financial investor in the company in the bonds and actually in the shares now as well and to be honest and maybe this is a bit rude but I kind of expected to be wowed a little bit with some kind of presentation of information about why we should not accept

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Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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the Gemalto offer but if I were to sum it up in one or two sentences we have some new audio industry orders and that you expect decent growth from those. The macro forecasts are obviously looking pretty bad around the world and a lot of auto companies are in pretty big distress. Since I’ve been paying attention to Wavecom I haven’t seen huge revenue growth kind of like a lot of the analysts had expected a while ago. I’m just kind of curious if there’s something I’m missing or what I should really but into because it seems to me that if this Gemalto offer doesn’t go through that there’s going to be a pretty significant cut back in the stock price, maybe the bond price, it could just be very rough but I guess I’m just kind of curious if there’s more that I should consider or if there’s something I’m missing or what?

Ron Black:	Bart, I guess the only thing I could do to make you feel better would be to go into more detail on what the pipeline actually turns into and our forecast and unfortunately as we’ve described before we certainly don’t do that. I can tell you and there’s nothing more specific than that, for instance the two automotive accounts that we have, I would consider neither of these distressed. This is not somebody who might be bankrupt next quarter. These are extremely strong customers who I think are going to do exceedingly well and their strategies are to deploy this in every car, so I see no reason not to have significant upside. As a bondholder I know it’s very distressing and the acquisition triggers a repayment of the bonds at par value so I can see it being interesting for you on that side. I can tell you the board sees €7 a share as just dramatically too low and that any small recovery in the market is going to allow us to be extremely healthy. I can say from myself, I’ve talked about this to other people, I am a shareholder between shares and options certainly, a fairly significant one and I’ve never sold one. So no matter how high it was I just didn’t do it. I believe in the company but I have to, that’s my job but more importantly the board does so the board is behind this decision.

Operator:	Thank you. Once again if you have any further questions please press *1 on your telephone keypad. We will now take a question from Paul Hill of PMH Capital. Please go ahead.

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Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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Paul Hill:	Hi, it’s Paul Hill from PMH Capital. Ron, a quick question on the pipeline, do you have an indication of the regional split at all? Are you seeing better volumes in Asia or Europe and also how is the US looking?

Ron Black:	It’s actually fairly well distributed. As you know about half of our sales are in Europe and the other half are in combined Asia and the US. I think it’s about that same split. It’s probably growing a bit more in the US. I think there’s some new opportunities in the US but it’s very well balanced and it’s very well balanced amongst all of the different segments as well.

Paul Hill:	And that’s the pipeline?

Ron Black:	Yes.

Paul Hill:	Ok. Also just on the cost savings, are there any one-off costs? You mentioned that most of that software had already been…you’d already gone through the design refig. Have the costs actually been taken or do you have more coming through?

Ron Black:	In fact none of those cost savings are in the current numbers. Maybe just for everyone on the call so I can make it more complete especially since there’s more people than usual…when we acquired the Sony Ericsson business, we acquired something that had components that were similar to ours, some of them were identical and we chose to keep one or the other. Others had a unique fit but all of them had software that actually was from Infineon. This particular software had a set of issues. There were things that we knew about and that’s why the acquisition of Sony Ericsson was at a low price. We took those and there was a significant amount of difficulty finalising that software and in fact at the end of last year we saw some share degradation because of it where we just couldn’t get the products done. At the end of last year we fixed all of the problems so that the Sony Ericsson products are running extremely well, there’s no fundamental problem with those, the one that had this Infineon software, but the

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Presenters: Ron Black, Chantal Bourgeat, Michel Alard

Wed 22 Oct 2008

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next generation of the product, we just wanted to have the same software as we’ve used on other Wavecom products so we could control our own destiny so to speak, so that version of it, it’s called Q64 instead of GR64. That version of it has the same form factor as the Sony Ericsson part with Wavecom software and that has been qualified and we’re beginning to deploy it. So we now have a merged roadmap so it’s reduction in development expense and all of the things that go along with it like certification, costs and duplication of testing equipment and tools, so I’ve been indicating to the market that there’s a fairly substantial reduction that we can have unless we found something else to do. The truth is we have not found something else to do and in addition with the declining sales it’s just so obvious that we should implement those savings.

Paul Hill:	So the savings are after gross margin, they’re actually in the operating expenses?

Ron Black:	They’re in expense.

Paul Hill:	Ok. Are there going to be any one-off costs associated with moving that…?

Ron Black:	Chantal’s saying there are some but it’s mostly a continuing basis.

Paul Hill:	Ok. Then just a final one, it’s a bit of a hypothetical question. I guess with the cumulative losses on the balance sheet I guess if a deal was struck at some point in time with a French company presumably those tax losses could be utilised in a sort of merged business?

Ron Black:	Of course, it’s not a hypothetical question quite frankly without going into details, this is some of the reason the board thinks that it’s grossly undervalued. There’s 30 million of NOL so that’s a 30 million cash reduction.

Paul Hill:	Ok, thank you very much.

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Wed 22 Oct 2008

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Operator:	Thank you. If you’d like to ask a question please press *1. It appears we have no further questions today. I would like to turn the call back over to Miss Sanders for any additional or closing remarks.

Lisa Ann Sanders:	Thank you again for joining us on today’s call. Slides from the presentation given in Paris this morning will be available on our website later this afternoon. As a reminder we will be reporting our fourth quarter 2008 results on February 5th 2009 at 7 a.m. Paris time. Thank you.

Operator:	Ladies and gentlemen, that will conclude today’s conference call. Thank you for your participation, you may now disconnect.

Les Echos – 23/10/2008

Wavecom sticking to its position in the face of Gemalto’s bid

Electronics: The French specialist in wireless technology believes it can continue on its way independently, but says that it would be ready to entertain a new offer from the leader in SIM cards if it reflects its true enterprise value.

Upon publication of its third-quarter results, Wavecom contemplated the reasons why its board rejected the Gemalto bid that was submitted two weeks ago (Cf. Les Echos of 7 October). While restating that this hostile bid is “one sided” and that it “does not reflect the company’s potential”, Wavecom’s managers did concede that they were ready to entertain a new offer “in the interest of the shareholders and employees”.

The French specialist in machine-to-machine (M2M) communications, which utilizes GSM-GPRS modules in on-board applications such as remote alarms and the remote meter reading, is sticking to its positions in spite of the change in the terms of the offer to the holders of the Wavecom OCEANE. “The outlook for growth in the M2M market is currently at an average annual growth of 27%”, emphasized Michel Allard, the Chairman of the Board and co-founder of Wavecom. He added that the company saw orders rise during the third quarter (more than €30 million), that the gross margins on products remain strong (around 51%) and that the company has sufficient cash (more than €50 million) to ensure its future growth.

“Gemalto, which generates most of its sales from mobile telephony, is, like its competitors, facing the commoditization of the SIM card. So, it is essential for them to turn to higher value added products and services”, says Ronald Black, the CEO of Wavecom. “Wavecom is clearly strategic for Gemalto, but the reverse is not necessarily true,” observed the company’s managers. A point-blank rebuff for Olivier Piou, CEO of Gemalto, who believes he is offering a viable industrial plan to the Paris company (cf. Les Echos, 16 October).

Wavecom, which saw its revenues drop in the first nine months of 2008 (€102 million versus €157 million one year ago) justifies this setback by the depressed state of the car market, which accounts for 40% of its revenues. The slowdown in the real estate sector also affected Wavecom’s remote alarm business. Nonetheless, the company is counting both on its technologies, notably SIM cards that are directly embedded into on-board modules that have “the potential for very high margins”, and on its new tracking services platform that has emerged from the recent acquisition of the Toulouse company, Anyware. It also says that it has won significant contracts with major car component suppliers in Europe and Japan. In this unfolding saga that is the battle for Wavecom, we are now waiting for the next move from Gemalto.

Regis Marti

La Tribune

Wavecom wants to push Gemalto to raise its bid

Electronics

The facts. The Electronic module group posted a €4.1 million loss in the third quarter. Management has reaffirmed its opposition to Gemalto’s hostile bid.

“Asymmetric!” For Ronald Black, the CEO of Wavecom, Gemalto has an obvious strategic interest in buying Wavecom, which specializes in electronic modules that communicate between machines, (M2M). “While the SIM card market is becoming a commodity market, Gemalto will be coming up with tomorrow’s communication solutions”, explains Ronald Black. The proof, in his opinion, of the importance of this deal for Gemalto: the company has not hesitated to launch a hostile bid, “an unusual and risky move in the world of high-tech”. On the other hand, in the opinion of its management, Wavecom has no interest in combining with the world’s number one SIM card company, while its positioning in the M2M market is just about to pay off. Particularly since “the synergies with Gemalto are extremely limited, both in terms of reducing costs and optimizing R&D”, adds Michel Allard, the chairman of Wavecom.

A “Question of Price”

While Wavecom’s management says it is thinking about “all defense solutions”, its strategy is primarily to get the company’s positioning better known among investors so as to push Gemalto to raise its bid price. Indeed, Ronald Black has admitted that in a situation like this “it is always a question of price”. How much would Gemalto have to add to solve the problem of the asymmetry of its bid? Wavecom’s management declined to respond to the question. The management also pointed out that the Autorité de Marchés Financiers (AMF) has not yet delivered its ruling on Gemalto’s bid plan and that there is a week’s delay after that in which it can present its response.

But, in the present stock market climate, the defense looks complicated. At least 40% of Wavecom’s capital is in the hands of unidentified investors. The latter could be tempted to tender their shares in response to the bid in order to pick up some liquidity, even if their purchase cost was much higher than the €7 a share being offered by Gemalto. And the SIM card company has put the threshold for a successful bid at 50.01%.

Olivier Pinaud

Agefi – 23/10/2008

Agefi – The management of Wavecom wants to pursue future growth on its own

Ronald D. Black, the CEO of the wireless processors designer thinks that a merger would be strategic for Gemalto but not for Wavecom.

Wavecom’s management is continuing to firmly oppose the unsolicited offer made on October 6th by Gemalto at a price of €7 a share, which is considered as “hostile” and “not of the nature to create sufficient value to be supported” by the board of the wireless processors designer , software editor and associated services company.

At a meeting to present its Q3-2008 results - marked by an €5.3 million operating loss versus a profit of €4.1 million last year – Ronald D. Black, CEO of Wavecom, said that the attraction of the offer was “asymmetric”. In other words, the manager thinks that the target of Gemalto, the world leader in SIM cards, “has the cash and the products to carry on alone”, adding that the “prospects for Wavecom’s revenues and earnings in the medium term are significant”. Conversely, he thought that Wavecom is “clearly strategic for Gemalto”, bringing, as it would, a source of new growth in telecoms in the M2M market (wireless communication between machines) where Wavecom occupies one of the two leading positions in the world with its main competitor, Cinterion.

Wavecom’s CEO also highlighted what he described as a “SIM card market in the process of being commoditized”, a risk to which “Gemalto is highly exposed”, whereas Wavecom has developed a new form of SIM card for the M2M market, with the “inSIM” offer being based on modules with embedded SIM cards. The question now is to know what riposte the management of Wavecom is going to make to counter Gemalto’s plan. Questioned about the possibility of Wavecom launching a public offer for its own shares, the CEO said he did not want “to talk about his defense strategy”.

In the meantime, Wavecom has been buying its own shares in the market, raising its treasury stock from 3.4% at the end of July to 7% at end-September. “We have the possibility of going up to 10%, canceling those shares, and then buying a further 10%”, added Chantal Bougeat, CFO and Vice President of the wireless processor designer.